1700 S. Patterson Boulevard

Dayton, OH 45479

May 14, 2008

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NCR Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 29, 2008

Definitive Proxy Statement on Schedule 14A

Filed March 11, 2008

File No. 001-00395

Dear Mr. Kronforst,

Thank you for your Comment Letter dated April 30, 2008 (the “Comment Letter”). Set forth below is NCR Corporation’s (the “Company”) response to the comments included in the Comment Letter. The comments from the Comment Letter are included below in bold. The Company’s response follows each comment. Please do not hesitate to contact me if there are any questions concerning our responses or if we can be of further assistance.

Form 10-K for the period ended December 31, 2007

General

1.	We are aware of your application for confidential treatment for portions of Exhibit 10.6 to your Form 10-K for the fiscal year ended December 31, 2006, which was submitted on March 1, 2007. Upon completion of our review of this application, we will provide comments, if any, in a separate letter to the person designated in the application. Given that the Staff has not yet made a determination on this confidential treatment application, the statement in the exhibit index of your current Form 10-K that the SEC has granted confidential treatment for portions of Exhibit 10.6 is incorrect and should be revised.

NCR Corporation

We have revised our disclosure regarding this matter, as reflected in our Form 10-Q for the period ended March 31, 2008, which was filed with the Commission on May 12, 2008. For your convenience, the revised disclosure is set forth below:

10.1 Purchase and Manufacturing Services Agreement effective as of January 19, 2007, between NCR Corporation and Solectron Corporation (now Flextronics International Ltd.) (incorporated by reference to Exhibit 10.6 to the December 31, 2006 Annual Report on Form 10-K filed March 1, 2007, portions of which Exhibit 10.6 were omitted pursuant to NCR Corporation’s request for confidential treatment filed with the Securities and Exchange Commission).

Part I

Item 1. Business

2.	We are unable to locate any discussion of your Purchase and Manufacturing Services Agreement with Solectron Corporation and its impact on your business operations. Based on the information you have provided in your application for confidential treatment, it appears that your relationship with Solectron should be disclosed in materially complete detail. Please tell us why you have omitted any quantitative or qualitative disclosure of the Solectron agreement or the relationship you maintain with that entity.

We have not previously disclosed discussion of the Solectron Corporation (now Flextronics International Ltd.) outsourcing agreement in the description of our business in Item 1 because we did not believe that the agreement was material to the overall business. In future filings, we will undertake to provide disclosure in Item 1 similar to the following:

In 2007, the Company transitioned the manufacturing of its ATMs, payment solutions, and self-checkout solutions in the Americas to Flextronics International Ltd. (formerly, Solectron Corporation), a provider of electronics manufacturing and integrated supply-chain services. Flextronics also procures a variety of components used in the manufacturing process on our behalf. Flextronics manufactures NCR products in Columbia, South Carolina; Guadalajara, Mexico; and Jaguariuna, Brazil. Given the Company’s decision to outsource its manufacturing activities for these products to Flextronics, a disruption in production at Flextronics could impact the timing of customer shipments. Refer to Item 1A of this Report under the caption, “Reliance on Third Parties” for further information regarding the potential impact of this relationship on our business operations.

We believe that a qualitative disclosure such as this provides an understanding of the Company’s relationship with Flextronics and its impact on our business operations. In addition, we will add a similar disclosure in Item 5 in our future quarterly filings in 2008, as reflected in our Form 10-Q filing for the period ended March 31, 2008, which was filed with the Commission on May 12, 2008.

Seasonality, page 4

3.	We note here and in other areas of your Form 10-K, including Item 3, your use of cross-references. The extensive use of cross-referencing in lieu of providing the narrative disclosure called for by an Item of Form 10-K impairs the readability of your disclosure. Please consider eliminating the use of cross-references.

NCR Corporation

We agree that the Form 10-K includes extensive use of cross-referencing. Our goal was to reduce the amount of repetition in explaining certain items. In our future filings, we will evaluate whether the use of cross-referencing can be reduced in order to enhance the readability of our filings.

Item 1A. Risk Factors, page 5

4.	Please review each risk factor heading to ensure it clearly conveys a detailed risk to investors regarding your company. Many of the headings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following: “Generating substantial revenues from our multinational operations helps to balance our risks and meet our strategic goals,” and “Third-party suppliers provide important elements to our solutions.” See also the headings under “Work Environment” beginning on page 9.

We have revised our disclosure of risk factor headings, as reflected in Item 1A in our Form 10-Q for the period ended March 31, 2008, which was filed with the Commission on May 12, 2008.

“Environmental Our historical and ongoing manufacturing activities subject us to environmental exposure,” page 10

5.	We note your disclosure in this risk factor and in Note 11 to your consolidated financial statements that you have investigatory and remedial activities underway at a number of facilities to comply, or determine compliance with, environmental laws. Please advise whether you have considered disclosing under Item 1 of your Form 10-K the material effects compliance with environmental laws may have upon your capital expenditures, earnings and competitive position. See Item 101(c)(1)(xii) of Regulation S-K.

We previously considered narrative disclosure under Item 1 with respect to material effects of compliance with environmental laws. Rather than including narrative disclosure, we provided a cross-reference to Note 11 of the consolidated financial statements. This footnote provides disclosure of the potential adverse material effects that compliance with provisions relating to the protection of the environment may have upon the Company’s consolidated results of operations, financial condition and cash flows, particularly as it relates to the Fox River matter. Use of this cross-reference was intended to avoid repetition of matters that are described in Note 11 and to ensure a reader is provided a clear overall view of the business. In future filings, we will provide disclosure in Item 1 under the caption “Environmental Matters” similar to the following, updated as necessary to accurately reflect facts at the time of such future filings:

NCR Corporation

Compliance with Federal, State, and local environmental regulations relating to the protection of the environment could have a material adverse impact on our capital expenditures, earnings or competitive position. While NCR does not currently expect to incur material capital expenditures related to compliance with such laws and regulations, and while NCR believes the amounts provided in its Consolidated Financial Statements are adequate in light of the probable and estimable liabilities, there can be no assurances that there will not be a material adverse impact on capital expenditures, earnings or competitive position. A detailed discussion of the current estimated impacts of compliance issues relating to environmental regulations, particularly the Fox River matter, is reported in Item 8 of Part II of this Report as part of Note 11 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies,” and is incorporated herein by reference.

We have added references to capital expenditures and competitive position in our commitments and contingencies footnote (Note 8) of the Condensed Consolidated Financial Statements as reflected in our Form 10-Q filing for the period ended March 31, 2008, which was filed with the Commission on May 12, 2008.

Part II

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 Description of Business and Significant Accounting Policies

Revenue recognition, page 45

6.	We note that you enter into multiple-element arrangements which include software. Further, we note that you have removed any references to vendor-specific objective evidence of fair value and how it is determined. Please explain to us why you have removed this information from your disclosures.

In conjunction with the spin-off of our Teradata business unit (“Teradata”) on September 30, 2007, we re-evaluated our disclosure in Note 1 to the Consolidated Financial Statements in our 2007 Form 10-K with regard to revenue recognition. As part of this process, we removed the explicit references to vendor-specific objective evidence (“VSOE”) of fair value as we had concluded that stating, “Revenue related to software and software-related elements is recognized in accordance with SOP 97-2” was adequate to describe our revenue recognition policy, including the determination of fair value based upon VSOE. NCR’s accounting for multiple-element arrangements that include software has remained unchanged and the Company continues to appropriately use VSOE of fair value, as required by SOP 97-2, Software Revenue Recognition.

In order to enhance our disclosure and provide greater clarity, we will modify the Revenue Recognition section of Note 1, “Description of Business and Significant Accounting Policies” in our future filings to include the following additional details with regard to VSOE of fair value and how it is determined:

NCR Corporation

Fair value of software and software-related elements is based on vendor-specific objective evidence (VSOE). VSOE of fair value is determined based on the price charged when each element is sold separately.

In addition, we will enhance our disclosure by including similar disclosure in Note 1, “Basis of Presentation” of the Condensed Consolidated Financial Statements in our future quarterly filings in 2008, as reflected in our Form 10-Q filing for the period ended March 31, 2008, which was filed with the Commission on May 12, 2008.

7.	We note that you defer the “fair value” of your extended warranty contracts and recognize the revenue over the service period. Please define fair value as it applies to these contracts and identify the accounting literature that you are following in accounting for these arrangements.

As the Company periodically offers extended warranties to its customers in the form of extended and/or enhanced coverage through maintenance services, we defer the value of our extended warranty contracts, as follows:

For separately priced extended warranties on hardware that is not software-related, we apply the guidance in FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts and defer revenue based on the separately priced amount of the services.

For all other extended warranties on hardware that is not considered software-related in accordance with EITF 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, we apply the accounting literature in EITF 00-21, Revenue Arrangements with Multiple Deliverables to evaluate the extended warranty for separation and allocation. If the extended warranty is determined to meet the separation criteria, we determine fair value based on objective and reliable evidence in accordance with EITF 00-21. In those circumstances where we do not have vendor-specific objective evidence of fair value, we determine fair value consistent with the price of similar services when sold separately.

If the extended warranty is determined to be a software-related element, we apply the accounting literature in Statement of Position 97-2, Software Revenue Recognition to determine fair value. As the extended warranty is considered consistent with postcontract customer support (“PCS”) services, we establish vendor-specific objective evidence of fair value based on the price charged when the PCS services are sold separately.

In order to enhance our disclosure and provide clarity, we will modify the Warranty and Sales Returns section of Note 1, “Description of Business and Significant Accounting Policies” in our future filings to include the following additional details on the “fair value” deferred for extended warranties:

In addition to the standard product warranty, the Company periodically offers extended warranties to its customers in the form of product maintenance services. For contracts that are not separately priced but include product maintenance, the

NCR Corporation

Company defers revenue at an amount equal to its objective and reliable fair value (VSOE for transactions subject to the provisions of SOP 97-2) of the product maintenance and recognizes the deferred revenue over the service term. For separately priced product maintenance contracts not subject to the provisions of SOP 97-2, NCR applies the provisions of FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (“FTB 90-1”). In conformity with FTB 90-1, NCR defers the stated amount of the separately priced contract and recognizes the deferred revenue ratably over the service term.

In addition we have added similar disclosures to Note 1 of the Condensed Consolidated Financial Statements, as reflected in our Form 10-Q filing for the period ended March 31, 2008, which was filed with the Commission on May 12, 2008.

Note 7 Income taxes, page 56

8.	We note that your deferred tax assets declined by over $300 million in 2007 and the related valuation allowance was reduced by approximately $245 million. Please explain to us the reasons for these changes and refer to the line items provided in the table on page 58. We note that your current disclosures only appear to address the foreign operating losses in a very general manner.

The over $300 million decline in gross deferred tax assets is primarily related to decreases of $133 million of tax loss and credit carryforwards, $86 million of capitalized research and development, and $73 million of other balance sheet reserves and allowances as further explained below. The $245 million decline in valuation allowances is primarily due to decreases of $96 million in the underlying gross deferred tax assets for foreign tax loss carryforwards related to the adoption of FIN 48 and $147 million relating to foreign jurisdictions as further explained below.

The decline of $309 million of deferred tax assets from 2006 to 2007 is primarily related to the following line items as detailed in the table on page 58:

Tax loss and credit carryforwards – Deferred tax assets for tax loss and credit carryforwards declined by $133 million in 2007. This decline was driven by the following items:

First, the Company recorded a $96 million reduction in foreign tax loss carryforwards associated with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”). This $96 million reduction was based on our application of Paragraphs 6 and 7 of FIN 48, whereby certain of our foreign tax loss carryforwards did not meet the “more likely than not” standard and required derecognition.

Second, the Company reduced its U.S. tax loss and credit carryforwards by $88 million related to accounting for foreign loss carryforwards and related valuation allowances under foreign branch tax accounting. This is described further below under the “Valuation Allowance” section.

NCR Corporation

Third, offsetting these decreases was an increase of approximately $51 million related to the net generation of tax loss carryforwards in foreign countries in 2007.

Capitalized research and development – The Company’s deferred tax asset for capitalized research and development declined by $86 million in 2007. This decline was primarily due to current year amortization of prior year deferrals. In accordance with U.S. tax law, in certain years prior to 2007, the Company elected to capitalize research and development expenses for tax purposes. These capitalized amounts are amortized in the years subsequent to the year capitalized. In 2007, the Company did not elect to capitalize research and development expenses; therefore, in 2007, the deferred tax asset was reduced as the Company continued to amortize prior period capitalized amounts and this reduction was not offset by current year capitalization.

Other balance sheet reserves and allowances – The Company’s deferred tax asset for other balance sheet reserves and allowances decreased by $73 million in 2007. The primary cause of the year-over-year decline was related to utilization, net of the generation of various U.S. and foreign timing differences. In addition, $10 million of the decline in deferred tax assets was related to U.S. branch tax accounting described below under the “Valuation Allowance” section.

Valuation Allowance – The $245 million decline in the year-over-year valuation allowance is primarily related to the following two items:

First, as noted above, we reduced certain foreign tax loss carryforwards by $96 million upon the adoption of FIN 48. Since these carryforwards had a full valuation allowance against them as of December 31, 2006, as a result of the $96 million derecognition in 2007 upon adoption of FIN 48, such that the deferred tax assets no longer remained on the balance sheet, there was no longer a need for the related valuation allowance, resulting in the decrease in valuation allowance.

Second, we reduced our valuation allowances in certain foreign jurisdictions by $147 million in 2007. These reductions were based on our application of paragraph 20 of Statement of Financial Accounting Standards No. 109 (“FAS 109”), Accounting for Income Taxes. We analyzed all available positive and negative evidence, including the spin-off of the Teradata division, and determined that, based on the weight of all the evidence, we had met the more likely than not standard under FAS 109 and that the deferred tax assets (primarily those related to tax loss and credit carryforwards) were recoverable, and we reduced the valuation allowance accordingly. The most significant piece of available evidence for the Company is cumulative income or loss in recent years. In 2007, numerous countries were profitable on a three year cumulative basis, based in part on the disposition of the Teradata business in 2007. The Teradata business was previously part of the NCR consolidated tax return and contributed to losses in several of those countries in prior years. Upon the spin-off of Teradata in 2007, and the elimination of the Teradata business from our consolidated tax returns, we performed our analysis in 2007 on a continuing operations basis, which provides positive evidence, primarily historical income for our continuing businesses, as well as expected future profitability, that supports the recoverability of these deferred tax assets.

NCR Corporation

The majority, or $133 million, of the valuation allowance reduction under paragraph 20 was for countries that are treated as foreign branches under U.S. tax law. Therefore, when the foreign deferred tax asset is determined to be realizable, the foreign branch local country current taxes are reduced, which in turn decreases the foreign taxes deductible (or creditable) to the Company in the U.S. As a result, we recorded a reduction to the U.S. deferred tax assets (or an increase to the U.S. deferred tax liabilities) to account for the future tax consequences of realizing the foreign deferred tax assets. As the valuation allowances that had previously been established against the foreign deferred tax assets were reversed, the U.S. gross deferred tax assets were also reversed. As noted above, we reduced our deferred tax assets for “Tax loss and credit carryforwards” by $88 million and our deferred tax assets for “Other balance sheet reserves and allowances” by $10 million related to U.S. branch tax accounting. The remaining $35 million of this $133 million reduction to the valuation allowance also related to a reduction of deferred tax assets for this U.S. branch accounting matter, where those $35 million of deferred tax assets were included on other line items as detailed in the table on page 58 that are not discussed above (i.e. they are not in the “tax loss and credit carryforwards” and “other balance sheet reserves and allowances” line items).

The above items are the primary drivers of the year-over-year reductions in deferred tax assets and valuation allowance. In future filings, we will continue to enhance our disclosure and clarity thereof when describing the nature of significant changes in our account balances, particularly as it relates to valuation allowances and our deferred tax assets.

Part IV

Item 15. Exhibits, Financial Statement Schedules, page 92

9.	Please file Exhibits A through K to your Purchase and Manufacturing Services Agreement with Solectron Corporation. To the extent you have requested confidential treatment for entire exhibits pursuant to your application for confidential treatment dated March 1, 2007, please make this clear in the publicly filed exhibits.

Prior to your comment, we believed that the filing of the Solectron contract itself, without exhibits A-K, was an acceptable practice under Item 601(b)(10)(i). In light of your comment, and based on direction we have received from the Staff of the Division of Corporation Finance in connection with its review of our application for confidential treatment dated March 1, 2007, we plan to refile the contract, with its exhibits, no later than June 4, 2008. We anticipate that we will request confidential treatment for appropriate portions of the exhibits.

NCR Corporation

Definitive Proxy Statement filed March 11, 2008

Compensation Discussion and Analysis

III. Analysis of Compensation Decisions Made in 2007

B. Short-Term Incentives, page 26

10.	Refer to comment 7 of our letter dated August 21, 2007 relating to the Division’s focused review of the company’s executive compensation and other related disclosure. We continue to believe that the views expressed in our prior comment are applicable to your discussion and analysis of the compensation awarded under the 2007 Management Incentive Plan. Investors would benefit significantly from a more focused and streamlined discussion of how the application of negative discretion resulted in the actual amounts awarded under the Plan. Please assess the disclosure you provided on pages 26-30 and strive to provide crisp synopses that address how the performance of your named executive officers relative to the MIP Objectives was used to reduce cash incentive awards for 2007. See Item 402(b)(1)(v) of Regulation S-K. Consider providing an illustrative example of how the actual award amounts were calculated starting with the amount established through the EBIT formula. Please explain how the target bonus payouts for each performance objective, which you determined as a percentage of each named executive officer’s salary, are used in determining the actual cash incentive awards paid to your named executive officers.

In future filings, to the extent that it is material to an investor’s understanding of awards granted under the Management Incentive Plan and it will not cause substantial competitive harm, we will add disclosure designed to provide a more focused and streamlined discussion of how the application of negative discretion by the Company’s Compensation and Human Resource Committee (the “Committee”) resulted in the actual amounts awarded under the Management Incentive Plan. Specifically, we will provide, to the extent that it is material to an investor’s understanding of awards granted under the Management Incentive Plan and it will not cause substantial competitive harm, crisp synopses that address how the Committee used the performance of each named executive officer relative to the objectives set for him or her to reduce cash incentive awards.

In future filings, we will also consider providing an example similar to the example below to illustrate how target bonus payouts for each performance objective, which are determined as a percentage of each named executive officer’s salary, are used in determining the actual cash incentive awards paid to our named executive officers. The example below explains how the Committee determined the award payable to our Chief Executive Officer, Mr. Nuti, in 2007.

•	Award Payable: The award payable to Mr. Nuti in 2007 based on the EBIT formula was $3,900,000.

•

Negative Discretion: The Committee applied negative discretion to reduce the award payable to Mr. Nuti to $2,368,432 based on the financial performance, stretch and diversity objectives that had been set for him, as well as other factors it deemed appropriate in 2007.

NCR Corporation

•

Financial Performance Objectives: As described on page 27 of the Definitive Proxy Statement filed March 11, 2008 (the “Proxy Statement”), the financial performance objective for Mr. Nuti in 2007 was based solely on non-pension operating income after capital charge (“NPOICC”). The target payout for this metric was 100% of his then-current $1,000,000 base salary. Based on the NPOICC achievement (136.8432% of target payout amount), the Committee determined Mr. Nuti should be paid $1,368,432 (136.8432% of base salary of $1,000,000) for this component of the objectives.

•

Stretch Objectives: As described on page 28 of the Proxy Statement, Mr. Nuti had two stretch objectives in 2007: (1) to improve profitability as measured by NPOICC at a rate higher than the annual operating plan approved by the Board; and (2) consummation of the Successful Spin-Off because it was a strategic goal of our Company. As illustrated on page 29 of the Proxy Statement, the target payout for each stretch objective for Mr. Nuti was 25% of salary. If a stretch objective is met, it is paid at 100% of the target bonus amount. Mr. Nuti met both of the stretch objectives set for him in 2007. Accordingly, the Committee determined Mr. Nuti should be paid $500,000 (2 x 25% of base salary of $1,000,000) for this component of the objectives.

•

Diversity Objectives: As described on page 29 of the Proxy Statement, the achievement of diversity objectives was based on total company performance of the objectives. The diversity objectives were achieved in 2007. The target payout based on diversity objectives for Mr. Nuti was 10% of base salary. Accordingly, the Committee determined Mr. Nuti should be paid $100,000 (10% of base salary of $1,000,000) for this component of the objectives.

•

Other Factors the Committee Deemed Appropriate: In determining how to apply negative discretion to reduce the award payable under the Management Incentive Plan, in addition to the objectives discussed above, the Committee considered, as described pages 29-30 of the Proxy Statement, the overall exemplary performance of our CEO during 2007. The Committee determined that the award payable under the Management Incentive Plan should include an individual performance-based component of $400,000.

•

Determination of Payment: As illustrated in the table on page 37 of the Proxy Statement and as described above, the Committee determined that the amounts to be awarded under the Management Incentive Plan consisted of the items listed below.

Annual Financial Objectives	$1,368,432
Stretch Objectives	$500,000
Diversity Objectives	$100,000
Other factors	$400,000
TOTAL	$2,368,432

Because the Committee determined the considerations described above were the only factors that should be considered in 2007 in determining the amount awarded under the Management Incentive Plan, the Committee reduced the award payable to Mr. Nuti under the Management Incentive Plan from $3,900,000 to $2,368,432.

NCR Corporation

In addition, the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 937-445-5097 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Anthony Massetti
Anthony Massetti
Senior Vice President and Chief Financial Officer
NCR Corporation
(937) 445-5097

cc:	Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
William Nuti, Chairman and Chief Executive Officer